UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40829

Sterling Check Corp.

(Exact name of registrant as specified in its charter)

6150 Oak Tree Boulevard, Suite 490

Independence, Ohio 44131

(888) 314-9761

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, Sterling Check Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sterling Check Corp.

Date: November 12, 2024	By:	/s/ Steven Marks
Name: Steven Marks
Title: Executive Vice President and Chief Financial Officer

*

On October 31, 2024, pursuant to and subject to the terms of the previously announced Agreement and Plan of Merger, dated as of February 28, 2024, by and among First Advantage Corporation (“First Advantage”), Sterling Check Corp. (“Sterling”), and Starter Merger Sub, Inc., an indirect, wholly-owned subsidiary of First Advantage (“Merger Sub”), Merger Sub merged with and into Sterling, with Sterling surviving the merger with Merger Sub and becoming an indirect, wholly-owned subsidiary of First Advantage.